SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549


                                SCHEDULE 13D
                 Under the Securities Exchange Act of 1934


                     BOWATER PULP AND PAPER CANADA INC.
                        (formerly named Avenor Inc.)
   ----------------------------------------------------------------------


                              (Name of Issuer)

                        Common Shares, no par value
       --------------------------------------------------------------


                       (Title of Class of Securities)

                                 05356K104
           -----------------------------------------------------


                               (CUSIP Number)

                            Wendy C. Shiba, Esq.
          Vice President, Secretary and Assistant General Counsel
                            Bowater Incorporated
                           55 East Camperdown Way
                            Post Office Box 1028
                            Greenville, SC 29602
                               (864) 271-7733
  ------------------------------------------------------------------------


               (Name, Address and Telephone Number of Persons
             Authorized to Receive Notices and Communications)

                               July 24, 1998
  ------------------------------------------------------------------------


          (Date of Event Which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

     Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7(b) for other parties to whom copies are to be sent.

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                       (Continued on following pages)

                               SCHEDULE 13D

CUSIP NO. 05356k104        13D

----------------------------------------------------------------------------


1       NAME OF REPORTING PERSON
        I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             Bowater Canada Inc.

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *            (a)[ ]
                                                                      (b)[ ]
3       SEC USE ONLY

4       SOURCE OF FUNDS *
           AF, OO

5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)                        [ ]

6       CITIZENSHIP OR PLACE OF ORGANIZATION
           Canada
--------------------------
        NUMBER OF            7  SOLE VOTING POWER
          SHARES                66,694,811
       BENEFICIALLY
      OWNED BY EACH          8  SHARED VOTING POWER
        REPORTING               None
       PERSON WITH
  ------------------------   9  SOLE DISPOSITIVE POWER
                                66,694,811

                            10  SHARED DISPOSITIVE POWER
                                None

11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        66,694,811

12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES *                                                 [ ]

13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        100%

14      TYPE OF REPORTING PERSON *
        HC; CO

                   * SEE INSTRUCTIONS BEFORE FILLING OUT

                                SCHEDULE 13D



CUSIP NO. 05356k104        13D
----------------------------------------------------------------------------


1       NAME OF REPORTING PERSON
        I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             Bowater Canadian Holdings Incorporated

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *            (a)[ ]
                                                                      (b)[ ]
3       SEC USE ONLY

4       SOURCE OF FUNDS *
           AF, OO

5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)                        [ ]

6       CITIZENSHIP OR PLACE OF ORGANIZATION
           Nova Scotia, Canada

--------------------------
        NUMBER OF            7  SOLE VOTING POWER
          SHARES                66,694,811
       BENEFICIALLY
      OWNED BY EACH          8  SHARED VOTING POWER
        REPORTING               None
       PERSON WITH
--------------------------   9  SOLE DISPOSITIVE POWER
                                66,694,811

                            10  SHARED DISPOSITIVE POWER
                                None

11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        66,694,811

12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES *                                                 [ ]

13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        100%

14      TYPE OF REPORTING PERSON *
        HC; CO


                   * SEE INSTRUCTIONS BEFORE FILLING OUT

                                SCHEDULE 13D



CUSIP NO. 05356k104        13D
----------------------------------------------------------------------------



1       NAME OF REPORTING PERSON
        I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             Bowater Incorporated

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *            (a)[ ]
                                                                      (b)[ ]
3       SEC USE ONLY

4       SOURCE OF FUNDS *
           BK, WC, OO

5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)                        [ ]

6       CITIZENSHIP OR PLACE OF ORGANIZATION
           Delaware

--------------------------
        NUMBER OF            7  SOLE VOTING POWER
          SHARES                66,694,811
       BENEFICIALLY
      OWNED BY EACH          8  SHARED VOTING POWER
        REPORTING               None
       PERSON WITH
--------------------------   9  SOLE DISPOSITIVE POWER
                                66,694,811

                            10  SHARED DISPOSITIVE POWER
                                None

11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        66,694,811

12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES *                                                 [ ]

13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        100%

14      TYPE OF REPORTING PERSON *
        HC; CO
                   * SEE INSTRUCTIONS BEFORE FILLING OUT

Item 1.  Security and Issuer

     This Schedule 13D relates to the common shares, no par value (the "Issuer Common Stock"), of Bowater Pulp and Paper Canada Inc. (formerly named Avenor Inc.), a Canadian corporation (the "Issuer"). The address of the principal executive offices of the Issuer is 1250 Rene-Levesque Boulevard West, Montreal, Quebec H3B 4Y3.

Item 2.  Identity and Background

     This Schedule 13D is filed on behalf of Bowater Canada Inc., a Canadian corporation ("Bowater Canada"), Bowater Canadian Holdings Incorporated, a Nova Scotia corporation ("Bowater Holdings") and Bowater Incorporated, a Delaware corporation ("Bowater"). Bowater is engaged in the manufacture, sale and distribution of newsprint, directory paper, uncoated groundwood specialties, coated groundwood paper, market pulp and lumber. Bowater's principal executive offices are located at 55 East Camperdown Way, Greenville, South Carolina. Bowater Holdings, a subsidiary of Bowater, and Bowater Canada, a subsidiary of Bowater Holdings, were both organized for the purpose of implementing the Arrangement (as defined below). Bowater Holdings' registered office address is 900-1959 Upper Water Street, Halifax, Nova Scotia B3J 2X2, and Bowater Canada's registered office address is Suite 4100, 1 First Canadian Place, 100 King Street West, Toronto, Ontario M5X 1B2. Bowater, Bowater Holdings and Bowater Canada are hereafter collectively referred to as the "Reporting Persons".

     During the last five years, to the best knowledge of the Reporting Persons, none of the Reporting Persons nor any of the executive officers or directors of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

     The name, citizenship, business address and present principal occupation (including the name of the corporation or organization in which such employment is conducted) of each executive officer and director of the Reporting Persons is set forth in Schedule A to this Schedule 13D and is specifically incorporated herein by reference.

Item 3.  Source and Amount of Funds or Other Consideration

     Pursuant to an Amended and Restated Arrangement Agreement dated as of March 9, 1998, between Bowater and the Issuer (the "Arrangement Agreement"), on July 24, 1998, Bowater, through Bowater Holdings and Bowater Canada, acquired 100% of the outstanding Issuer Common Stock under a plan of arrangement (the "Arrangement") effected under the Canadian Business Corporations Act. Under the terms of the Arrangement, each holder of a share of Issuer Common Stock received for each such share, at such holder's election, subject to proration, (i) C$35 in cash, (ii) .482053 shares of common stock of Bowater, (iii) .482053 exchangeable shares (the "Exchangeable Shares") of Bowater Canada or (iv) a combination of the foregoing. The aggregate consideration paid to holders of Issuer Common Stock consists of 12,301,286 shares of common stock of Bowater, 3,773,547 Exchangeable Shares and C$1,167,202,545.

     The aggregate cash consideration paid in connection with the Arrangement, together with the fees, expenses and other cash costs, was financed through Bowater's working capital and borrowings by Bowater under two unsecured credit facilities in an aggregate amount of up to US$1 billion pursuant to two credit agreements dated as of June 24, 1998 among Bowater, The Chase Manhattan Bank, as Administrative Agent, and the lenders signatory thereto. Reference is hereby made to the Joint Management Information Circular and Proxy Statement of Bowater and the Issuer dated June 18, 1998 (the "Joint Proxy Statement"), under the caption "The Transaction-Plan of Financing" for a description of the source of funds for the cash consideration payable in connection with the Arrangement.

Item 4.  Purpose of Transaction

     The purpose of the Arrangement was for the Reporting Persons to acquire 100% of the outstanding Issuer Common Stock. Reference is hereby made to the Joint Proxy Statement under the caption "The Transaction--Plans and Proposals" for a description of any plans or proposals that the Reporting Persons may have with respect to the Issuer. The New York Stock Exchange, Inc. has filed a Form 25 with the Securities and Exchange Commission to delist the Issuer Common Stock, and the Issuer intends to file a Form 15 with the Securities and Exchange Commission to terminate the Issuer's reporting obligations under Section 12(g) of the Act. On July 24, 1998, the effective date of the Arrangement, the members of the board of directors of the Issuer then in office resigned. The new directors of the Issuer are Charles J. Howard, Arthur R. Sawchuk and Wendy C. Shiba.

Item 5.  Interest in Securities of the Issuer

     As a result of the Arrangement, the Reporting Persons own 100% of the outstanding shares of Issuer Common Stock. The Reporting Persons hold sole voting and dispositive power as to all shares of Issuer Common Stock.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     The Issuer, Bowater Canada, Bowater and the Montreal Trust Company, as trustee, have entered into the First Supplemental Indenture (the "Supplemental Indenture") dated as of July 24, 1998, with respect to the 7.50% Convertible Unsecured Subordinated Debentures due 2004 of the Issuer (the "Convertible Debentures"). Pursuant to the Supplemental Indenture, holders of Convertible Debentures who did not convert their Convertible Debentures prior to the Arrangement are entitled to convert their Convertible Debentures thereafter into either (i) 2.191 Exchangeable Shares per C$100 principal amount of Convertible Debentures or (ii) C$79.54 plus
1.0955 Exchangeable Shares per C$100 principal amount of Convertible Debentures. In addition, pursuant to the Supplemental Indenture, Bowater and Bowater Canada have fully and unconditionally guaranteed the obligations of the Issuer under the Supplemental Indenture with respect to the Convertible Debentures, and the Issuer and Bowater Canada have entered into a Debenture Support Agreement in connection with this guarantee.

     Except for the agreements described above, none of the persons named in Item 2 has any contracts, arrangements, understandings or relationships (legal or otherwise) with any persons with respect to any securities of the Issuer, including, but not limited to, transfers or voting of any securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.  Materials to be Filed as Exhibits


   Exhibit   Description
   -------   -----------

     1.1 364-Day Credit Agreement dated as of June 24, 1998, among Bowater Incorporated, The Chase Manhattan Bank, as Administrative Agent, and the lenders signatory thereto.

     1.2 Five-Year Credit Agreement dated as of June 24, 1998, among Bowater Incorporated, The Chase Manhattan Bank, as Administrative Agent, and the lenders signatory thereto.

     2.1 Amended and Restated Arrangement Agreement dated as of March 9, 1998 among Bowater Incorporated and Avenor Inc. (incorporated by reference to Annex D of the Joint Management Information Circular and Proxy Statement filed by Bowater Incorporated with the Securities and Exchange Commission on Schedule 14A on June 18, 1998).

     2.2     Joint Management Information Circular and Proxy
             Statement dated June 18, 1998 (incorporated by reference herein and filed by Bowater Incorporated with the Securities and Exchange Commission on Schedule 14A on June 18, 1998).

     3.1 First Supplemental Indenture dated as of July 24, 1998, among Avenor Inc., Bowater Incorporated, Bowater Canada Inc. and Montreal Trust Company, as trustee, with respect to the 7.5% Convertible Unsecured Subordinated Debentures due 2004 of Avenor Inc. (incorporated by reference to Exhibit 4.7 of the Registration Statement on Form S-3 (File No. 333-57839) of Bowater Incorporated).

     3.2 Debenture Support Agreement dated as of June 24, 1998, between Avenor Inc. and Bowater Canada Inc.

                                 SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and accurate.


August 3, 1998


                              Bowater Canada Inc.

                                 By: /s/ Wendy C. Shiba
                                     --------------------------------
                                     Name:   Wendy C. Shiba
                                     Title:  Vice President and
                                             Secretary


                              Bowater Canadian Holdings Incorporated

                                 By: /s/ Wendy C. Shiba
                                     --------------------------------
                                     Name:   Wendy C. Shiba
                                     Title:  Vice President and
                                             Secretary


                              Bowater Incorporated

                                 By: /s/ Wendy C. Shiba
                                     --------------------------------
                                     Name:   Wendy C. Shiba
                                     Title:  Vice President, Secretary
                                             and Assistant General Counsel

                                                                 SCHEDULE A


                            BOWATER INCORPORATED
                                  Officers


Names of Officers            Principal Occupation
(Citizenship)      or Employment with Bowater Incorporated  Business Address
==============================================================================
Arnold M. Nemirow   Chairman, President & Chief          Bowater Incorporated
(United States)       Executive Officer                  55 East Camperdown Way
                                                         Greenville, SC 29601

Arthur D. Fuller   Executive Vice President and President,  Same as above
(United States)       Newsprint and Directory Division

Anthony H. Barash  Senior Vice President-Corporate          Same as above
(United States)       Affairs and General Counsel

E. Patrick Duffy   Senior Vice President and President,  5300 Cureton Ferry Rd.
(United States)       Coated Paper Division              Catawba, SC 29704

David G. Maffucci  Senior Vice President and             Bowater Incorporated
(United States)       Chief Financial Officer            55 East Camperdown Way
                                                         Greenville, SC 29601

Donald G. McNeil   Senior Vice President and President,  One Katahdin Avenue
(Canada)              Great Northern Paper, Inc.         Millinocket, ME 04462

*James H. Dorton   *Vice President-Corporate Development Bowater Incorporated
(United States)        and Strategy                      55 East Camperdown Way
                                                         Greenville, SC 29601

Richard F. Frisch   Vice President-Human Resources          Same as above
(United States)

*William G. Harvey  *Vice President and Treasurer           Same as above
(Canada)

Richard K. Hamilton Vice President and President-Forest  Highway 11
(United States)         Products Division                Calhoun, TN 37309

Steven G. Lanzl   Vice President-Information Technology  Bowater Incorporated
(United States)                                          55 East Camperdown Way
                                                         Greenville, SC 29601

Robert A. Moran    Vice President-Manufacturing Services    Same as above
(United States)

Michael F. Nocito  Vice President and Controller            Same as above
(United States)

Wendy C. Shiba     Vice President, Secretary and            Same as above
(United States)         Assistant General Counsel

     *Note: Effective August 1, 1998, William G. Harvey became an officer of Bowater Incorporated and James H. Dorton, formerly Vice President and Treasurer, became Vice President-Corporate Development and Strategy of Bowater Incorporated.

                            BOWATER INCORPORATED
                                  Directors


Names of Directors            Principal Occupation
(Citizenship)                     or Employment          Business Address
==============================================================================
Arnold M. Nemirow   Chairman, President & Chief          Bowater Incorporated
(United States)        Executive Officer                 55 East Camperdown Way
                       Bowater Incorporated              Greenville, SC 29601

Francis J. Aguilar  Professor Emeritus,                     Same as above
(United States)        Harvard University
                       Graduate School of Business
                       (university)

H. David Aycock     Retired President and Chief             Same as above
(United States)        Operating Officer of Nucor
                       Corporation (steel and steel
                       products company)

Richard Barth       Retired Chairman, President & Chief     Same as above
(United States)        Executive Officer of Ciba-Geigy
                       Corporation (diversified chemical
                       products company)

Kenneth M. Curtis   Senior Member, Curtis, Thaxter,         Same as above
(United States)        Stevens, Broder & Micoleau,
                       Limited Liability Company, P.A.
                       (law firm)

Charles J. Howard   Chairman, Howard, Barclay &             Same as above
(Canada)               Associates Ltd. (investment
                       counseling firm)

*Donald R. Melville  Retired Chairman and Chief Executive   Same as above
(United States)        Officer of Norton Company
                       (diversified manufacturing company)

James L. Pate        Chairman and Chief Executive           Same as above
(United States)        Officer of Pennzoil Company
                       (producing, refining and marketing
                       petroleum and petroleum products
                       company)

John A. Rolls        President and Chief Executive Officer  Same as above
(United States)         of Thermion Systems International
                        (aerospace and industrial heating
                        systems company)

*Arthur R. Sawchuk   Retired Executive Chairman, President  Same as above
(Canada)                and Chief Executive Officer of
                        Du Pont Canada Inc. (subsidiary
                        of EI Du Pont De Nemours & Co., a
                        chemical company)


          *Donald R. Melville retired on August 1, 1998, and was replaced by Arthur R. Sawchuk

                   BOWATER CANADIAN HOLDINGS INCORPORATED
                                  Officers


Names of Officers
and title in
above corporation            Principal Occupation
(Citizenship)                    or Employment           Business Address
==============================================================================
Arnold M. Nemirow  Chairman, President & Chief           Bowater Incorporated
President              Executive Officer                 55 East Camperdown Way
(United States)        Bowater Incorporated              Greenville, SC 29601

David G. Maffucci  Senior Vice President and                Same as above
Vice President         Chief Financial Officer
(United States)        Bowater Incorporated

R. Donald Newman   Vice President of Canadian Newsprint  1250 Rene-Levesque
Vice President         Operations                        Blvd. West, Montreal,
(United States)        Bowater Incorporated              Quebec, Canada H3B 4Y3
                       Newsprint and Directory Division

James H. Dorton    Vice President-Corporate Development  Bowater Incorporated
Vice President         and Strategy                      55 East Camperdown Way
and Treasurer          Bowater Incorporated              Greenville, SC 29601
(United States)

Wendy C. Shiba     Vice President, Secretary and            Same as above
Vice President         Assistant General Counsel
and Secretary          Bowater Incorporated
(United States)

*R. Jamie Plant    Partner                               Fraser & Beatty
Assistant          Fraser & Beatty                       1 First Canadian Place
Secretary          (law firm)                            Toronto, Ontario,
(Canada)                                                 Canada M5X 1B2

Marc Regnier       Vice President and General Counsel    1250 Rene-Levesque
Assistant              Canadian Newsprint Operations     Blvd. West, Montreal,
Secretary              Bowater Incorporated              Quebec, Canada H3B 4Y3
(Canada)               Newsprint and Directory Division

          *Note: R. Jamie Plant became Assistant Secretary of the above corporation effective August 1, 1998.

                   BOWATER CANADIAN HOLDINGS INCORPORATED
                                 Directors


Names of Directors            Principal Occupation
(Citizenship)                    or Employment           Business Address
==============================================================================
Charles J. Howard  Chairman, Howard, Barclay             Bowater Incorporated
(Canada)               & Associates Ltd.                 55 East Camperdown Way
                                                         Greenville, SC 29601

*R. Jamie Plant    Partner                               Fraser & Beatty
(Canada)           Fraser & Beatty                       1 First Canadian Place
                                                         Toronto, Ontario,
                                                         Canada M5X 1B2

Wendy C. Shiba     Vice President, Secretary and         Bowater Incorporated
(United States)        Assistant General Counsel         55 East Camperdown Way
                       Bowater Incorporated              Greenville, SC 29601

*Arthur R. Sawchuk  Retired Executive Chairman,          Bowater Incorporated
(Canada)               President and Chief Executive     55 East Camperdown Way
                       Officer of Du Pont Canada Inc.    Greenville, SC 29601

          *Note: Effective August 1, 1998, Arthur Sawchuk replaced
          R. Jamie Plant as a director.

                            BOWATER CANADA INC.
                                  Officers



Names of Officers
and title in
above corporation            Principal Occupation
(Citizenship)                    or Employment           Business Address
==============================================================================
Arnold M. Nemirow   Chairman, President & Chief          Bowater Incorporated
President              Executive Officer                 55 East Camperdown Way
(United States)        Bowater Incorporated              Greenville, SC 29601

David G. Maffucci   Senior Vice President and               Same as above
Vice President         Chief Financial Officer
(United States)        Bowater Incorporated

R. Donald Newman   Vice President of Canadian Newsprint  1250 Rene-Levesque
Vice President         Operations                        Blvd. West, Montreal,
(United States)        Bowater Incorporated              Quebec, Canada H3B 4Y3
                       Newsprint and Directory Division

James H. Dorton    Vice President-Corporate Development  Bowater Incorporated
Vice President         and Strategy                      55 East Camperdown Way
and Treasurer          Bowater Incorporated              Greenville, SC 29601
(United States)

Wendy C. Shiba     Vice President, Secretary and            Same as above
Vice President         Assistant General Counsel
and Secretary          Bowater Incorporated
(United States)

*R. Jamie Plant    Partner                               Fraser & Beatty
Assistant          Fraser & Beatty                       1 First Canadian Place
Secretary                                                Toronto, Ontario,
(Canada)                                                 Canada M5X 1B2

Marc Regnier      Vice President and General Counsel     1250 Rene-Levesque
Assistant              Canadian Newsprint Operations     Blvd. West, Montreal,
Secretary              Bowater Incorporated              Quebec, Canada H3B 4Y3
(Canada)               Newsprint and Directory Division

          *Note: R. Jamie Plant became Assistant Secretary of the above corporation effective August 1, 1998.

                            BOWATER CANADA INC.
                                 Directors


Names of Directors            Principal Occupation
(Citizenship)                    or Employment           Business Address
==============================================================================
Charles J. Howard  Chairman, Howard, Barclay             Bowater Incorporated
(Canada)               & Associates Ltd.                 55 East Camperdown Way
                                                         Greenville, SC 29601

*R. Jamie Plant    Partner                               Fraser & Beatty
(Canada)           Fraser & Beatty                       1 First Canadian Place
                                                         Toronto, Ontario,
                                                         Canada  M5X 1B2

Wendy C. Shiba     Vice President, Secretary and         Bowater Incorporated
(United States)        Assistant General Counsel         55 East Camperdown Way
                       Bowater Incorporated              Greenville, SC 29601

*Arthur R. Sawchuk  Retired Executive Chairman,          Bowater Incorporated
(Canada)               President and Chief Executive     55 East Camperdown Way
                       Officer of Du Pont Canada Inc.    Greenville, SC 29601




          *Note: Effective August 1, 1998, Arthur Sawchuk replaced
          R. Jamie Plant as a director.

                               EXHIBIT INDEX



Exhibit   Description
-------   -----------

  1.1 364-Day Credit Agreement dated as of June 24, 1998, among Bowater Incorporated, The Chase Manhattan Bank, as Administrative Agent, and the lenders signatory thereto.

  1.2 Five-Year Credit Agreement dated as of June 24, 1998, among Bowater Incorporated, The Chase Manhattan Bank, as Administrative Agent, and the lenders signatory thereto.

  2.1 Amended and Restated Arrangement Agreement dated as of March 9, 1998 among Bowater Incorporated and Avenor Inc. (incorporated by reference to Annex D of the Joint Management Information Circular and Proxy Statement filed by Bowater Incorporated with the Securities and Exchange Commission on Schedule 14A on June 18, 1998).

  2.2     Joint Management Information Circular and Proxy
          Statement dated June 18, 1998 (incorporated by reference herein and filed by Bowater Incorporated with the Securities and Exchange Commission on Schedule 14A on June 18, 1998).

  3.1 First Supplemental Indenture dated as of July 24, 1998, among Avenor Inc., Bowater Incorporated, Bowater Canada Inc. and Montreal Trust Company, as trustee, with respect to the 7.5% Convertible Unsecured Subordinated Debentures due 2004 of Avenor Inc. (incorporated by reference to Exhibit 4.7 of the Registration Statement on Form S-3 (File No. 333-57839) of Bowater Incorporated).

  3.2 Debenture Support Agreement dated as of June 24, 1998, between Avenor Inc. and Bowater Canada Inc.